# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PolyPid Ltd., CIK 0001611842
CUSIP: M8001Q126
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 18 Hasivim Street, Petach Tikva, Israel (L3), 495376
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002018420

## Reporting persons
- Yehuda Nir: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 1,071,258; shared voting power 0; sole dispositive power 1,071,258; shared dispositive power 0; aggregate amount beneficially owned 1,071,258 (10.1% of the class)
  Comment: (1) Includes 457,351 ordinary shares of the Issuer underlying currently exercisable warrants held by the Reporting Person.
  
  (2) Percentage is based on 10,190,904 ordinary shares of the Issuer that were outstanding as of February 26, 2025 (as well as 457,351 additional ordinary shares of the Issuer underlying warrants held by the Reporting Person), based on information contained in the Issuer's Annual Report on Form 20-F, filed with the SEC on February 26, 2025.

## Item 1. Issuer
Name of issuer: PolyPid Ltd.
Address of issuer's principal executive offices: 18 Hasivim Street Petach Tikva 495376, Israel

## Item 2. Person Filing
Name of person filing: Yehuda Nir
Address of principal business office or, if none, residence: 14 Moshe Lerer St., Ness Ziona, Israel, 7404981
Citizenship: The Reporting Person is a citizen of the State of Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,071,258
Percent of class: 10.1
Sole power to vote or to direct the vote: 1,071,258
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,071,258
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Yehuda Nir: /s/ Yehuda Nir, Yehuda Nir (05/15/2025)